Exhibit (13)

Recent Developments

The information included in this section supplements the information about the Republic of Italy that is contained in Exhibit 1 to Italy’s Annual Report on Form 18-K for the fiscal year ended December 31, 2019 (as filed with the Securities and Exchange Commission on October 14, 2020). To the extent that the information included in this section differs from the information set forth in the Annual Report, you should rely on the information in this section.

Information Sources

In addition to the information sources referred to in the Annual Report, certain other financial and statistical information contained in this section has been derived from the 2021 Economic and Financial Document (Documento di Economia e Finanza 2021), dated April 15, 2021 (the "2021 Economic and Financial Document"). The 2021 Stability Programme (Section I of the Economic and Financial Document of 2021) is attached as Exhibit 15 to this amendment to the Annual Report.

rEPUBLIC OF ITALY

Coronavirus Pandemic

Government measures enacted in response to the Coronavirus pandemic. In response to an increase in Coronavirus cases across Italy, in the period from November 2020 to April 2021 the Government enacted a number of additional measures aimed at preventing the spread of the virus, mitigating the negative economic effects of the Coronavirus pandemic and supporting the Italian economy, including the following:

•	On November 23, 2020, the Government enacted Law Decree 154/2020 (the so-called Decreto Ristori-ter), providing a further €2.2 billion, spread across 2020 and 2021, to counter the negative economic effects of the Coronavirus pandemic and the lockdown measures put in place. The measures include: expanding the fund created with the Decreto Ristori-bis to €1.8 billion and extending it to additional businesses in affected industries, tax rebates for commercial rent, extending certain tax payment deadlines, financial support for families with young children, funding for cities to grant food vouchers, and further funding to acquire and distribute drugs for patients with Coronavirus;

•	On November 30, 2020, the Government enacted Law Decree 157/2020 (the so-called Decreto Ristori-quater), providing a further €8 billion to counter the negative economic effects of the Coronavirus pandemic and the lockdown measures put in place, by increasing financial support to affected businesses and expanding the categories of businesses entitled to receive support, additional financial support to workers in certain industries (as provided in the Decreto Ristori), and providing for further extensions and suspensions of tax payment terms for businesses;

•	On December 3, 2020, the Government enacted a Decree of the President of the Cabinet, extending the term of the November 3, 2020 Decree of the President of the Cabinet (which created the three designations for Italian regions based on the severity of

Coronavirus infections in the area) and imposing stricter lockdown provisions over the Christmas period, as well as providing for the reopening of certain schools in January 2021. The lockdown restrictions were further extended on December 18, 2020, by Law Decree no. 172/2020, and on January 5 and 14, 2021, through the enactment of Law Decrees no. 1/2021 and 2/2021, respectively, which also extended the state of emergency to April 30, 2021, and provided for a plan for the rollout of the vaccination campaign across Italy;

•	On February 12, February 27, March 2 and March 12, 2021, the Government enacted further measures extending lockdown restrictions with special measures for the Easter period, providing for school closures in certain regions, and extending the financial support for families with children in remote learning settings;

•	On March 23, 2021, the Government enacted Law Decree no. 41/2021 (the so-called Decreto Sostegni), providing for financial measures of €32 billion, aimed at supporting businesses and workers in the third sector, encouraging employment and fighting poverty, safety and security, and support to local administrations. The measures include: new grants for businesses which suffered a decline in turnover, further extensions and suspensions of tax payment terms, extending financial support for furloughs, suspending employee dismissals, providing financial support to the unemployed, providing for further funding for vaccines and drugs, and funding to support remote learning.

EU measures enacted in response to the Coronavirus pandemic.

On May 19, 2020, the EU approved Council Regulation 2020/672 (“SURE Regulation”) which sets forth the legal framework for providing financial assistance in an aggregate amount of up to €100 billion to Member States which are experiencing, or are seriously threatened with, a severe economic disturbance caused by the Coronavirus pandemic. Loans granted under the SURE Regulation, the terms of which are to be agreed in a loan agreement between the beneficiary Member State and the European Commission, are intended to help Member States cover the costs related to the financing of national short-time work schemes and similar measures put in place at a national level in response to the Coronavirus pandemic, as well as health-related measures adopted by Member States so as to ensure a safe return to normal economic activity. On September 17, 2020, the EU approved granting Italy a loan pursuant to the SURE Regulation in an aggregate principal amount €27.4 billion, with a maximum average maturity of 15 years (the “SURE Facility”). As of March 31, 2021, Italy had received €26.7 billion under the SURE Facility.

On February 11, 2021, the EU council adopted a regulation establishing a €672.5 billion facility, the so-called Recovery and Resilience Facility, which is intended to be disbursed to Member States partly as loans and partly as grants. The overall EU recovery package to tackle the Coronavirus pandemic amounts to €2,364.3 billion as of April 15, 2021. The Recovery and Resilience Facility will be funded by Next Generation EU, the EU’s recovery effort to address the consequences of the Coronavirus pandemic, pursuant to which the European Commission will be authorized to borrow funds up to €750 billion (at 2018 prices, or €800 billion at current prices) on behalf of the EU on the capital markets through bond issuances. Member States must submit recovery and resilience plans to the EU Commission by April 30, 2021, setting out reforms and investment projects covering the following six policy areas: the green transition; digital transformation; smart, sustainable and inclusive growth and jobs; social and territorial cohesion; health and resilience; and policies for the next generation, children and youth, including education and skills. Grants will be provided in different tranches and will be committed based on different criteria per tranche, including: unemployment, inverse GDP pro capita, population, and drop in GDP. In the 2021 Economic and Financial Document, Italy indicated that it is preparing a National Plan for Recovery and Resilience to submit to the EU, allocating both EU and domestic funding to the relevant policy objectives.

Government and Political Parties

On January 13, 2021 Matteo Renzi, who had broken away from the Partito Democratico, by forming his own party, Italia Viva, but continued to form part of the coalition up to that point, withdrew his support for the coalition by having the Italia Viva ministers resign from Government, following disagreements with Prime Minister Giuseppe Conte relating to the use of funds from the Recovery Plan. On January 18 and 19, 2021, the Government won confidence votes in both the Chamber of Deputies and the Senate, respectively, but did not obtain an absolute majority in the latter. On January 26, 2021, Giuseppe Conte tendered his resignation to President Sergio Mattarella. Following unsuccessful consultations with the main political parties, President Sergio Mattarella invited former ECB President Mario Draghi to form a government. On February 13, 2021, Mario Draghi was sworn in as Prime Minister, with a cabinet comprised of both technocrats and members of Movimento 5 Stelle, Partito Democratico, Lega, Forza Italia, Italia Viva and Articolo 1.

THE ITALIAN ECONOMY

Gross Domestic Product

The following table sets forth information relating to nominal (unadjusted for changing prices) GDP, real GDP and population in Italy for the periods indicated.

GDP Summary

	2016	2017	2018	2019	2020
Nominal GDP (in € millions)(1)	1,695,787	1,736,593	1,771,566	1,790,942	1,651,595
Real GDP (in € millions)(2)	1,676,766	1,704,733	1,720,787	1,725,733	1,572,641
Real GDP per cent change	1.3	1.7	0.9	0.3	(8.9)
Population (in thousands)	60,164	60,067	59,938	59,817	59,641

(1)	Nominal GDP (in € millions) calculated at current prices.
(2)	Real GDP (in € millions) at constant euro with purchasing power equal to the average for 2015.

Source: ISTAT.

PUBLIC FINANCE

The 2020 Economic and Financial Document

On April 15, 2021, the Italian Council of Ministers approved the 2021 Economic and Financial Document. The 2021 National Reform Programme, which would usually form part of the Economic and Financial Document, will not be prepared and its contents will instead be included in the National Plan for Recovery and Resilience, which will be presented by Italy to the EU later in 2021. For additional information regarding the National Plan for Recovery and Resilience see “Republic of Italy – EU measures enacted in response to the Coronavirus pandemic”.

The 2021 Stability Programme. The 2021 Stability Programme reflects the impact of the Coronavirus pandemic on the Italian economy and focuses on measures to support the economy and support its recovery, including the impact of the National Plan for Recovery and Resilience, while increasing net borrowing and public debt as a percentage of GDP in the near term. The table below presents the main public finance objectives included in the 2021 Stability Programme.

Public Finance Objectives (in per cent of GDP)(1)

2021 Stability Programme	2020	2021	2022	2023	2024
NEW POLICIES SCENARIO

Net borrowing	(9.5)	(11.8)	(5.9)	(4.3)	(3.4)
Primary balance	(6.0)	(8.5)	(3.0)	(1.5)	(0.8)
Interest expenditure	3.5	3.3	3.0	2.8	2.6
Public debt (gross of support) (3)	155.8	159.8	156.3	155.0	152.7
Public debt (net of support) (3)	152.3	156.5	153.2	152.0	149.9

TREND SCENARIO AT UNCHANGED LEGISLATION

Net borrowing	(9.5)	(9.5)	(5.4)	(3.7)	(3.4)
Primary balance	(6.0)	(6.2)	(2.5)	(0.8)	(0.8)
Interest expenditure	3.5	3.3	3.0	2.8	2.6
Structural net borrowing (2)	(4.9)	(7.2)	(5.0)	(3.8)	(3.9)
Structural change	(3.1)	(2.2)	2.2	1.1	(0.1)
Public debt (gross of support) (3)	155.8	157.8	154.7	153.1	150.9
Public debt (net of support) (3)	152.3	154.5	151.6	150.2	148.1

(1)	Any inaccuracies result from rounding.

(2)	Net of one-off and cyclical components.

(3)	Gross or net of the stakes of Italy in loans to Member States of the EMU, whether bilateral or through the EFSF, and the contribution to the capital of the ESM. At the end of 2020, the amount of these allowances was approximately 57.7 billion, of which 43.4 billion for bilateral loans and via the EFSF and 14.3 billion for the ESM programme (see Bank of Italy, 'Statistical Bulletin on Public Finance, Borrowing requirement and Debt’ of April 2021). It is assumed that MEF cash stocks will remain stable, in addition, the estimates take into account the repurchase of SACE, the use of funds and guarantees from EIB and SURE. The interest rates scenario used for the estimates is based on the implicit forecasts arising from the forward rates on Government bonds during the period of compilation of this document.

Source: Ministry of Economy and Finance

The table below sets out the macroeconomic forecasts prepared by Italy through 2024 in connection with the 2021 Stability Programme.

Macroeconomic Forecasts (in per cent)

2021 Stability Programme	2020	2021	2022	2023	2024
Real GDP	(8.9)	4.5	4.8	2.6	1.8
Nominal GDP	(7.8)	5.6	6.2	4.0	3.2
Private consumption	(10.7)	4.1	5.2	2.5	1.9
Public consumption	1.6	2.6	0.2	(0.1)	(0.3)
Gross fixed investment	(9.1)	8.7	9.0	4.7	3.4
Inventories (% of GDP)	(0.3)	0.1	0.1	0.0	0.0
Exports of goods and services	(13.8)	8.2	5.7	4.0	3.4
Imports of goods and services	(12.6)	9.4	6.6	3.8	3.3
Domestic demand	(7.9)	4.5	4.8	2.4	1.7
Change in inventories	(0.3)	0.1	0.1	0.0	0.0
Net exports	(0.7)	(0.1)	(0.1)	0.1	0.1

Source: Ministry of Economy and Finance.

Coronavirus pandemic in Italy: recent economic trends. In 2020, Italy’s GDP decreased by 8.9 per cent, as a result of a sudden stop in production and decrease in demand in the first half of the year and a further wave of infections in the fourth quarter of 2020, which halted the economic recovery seen during the third quarter of 2020, where GDP had increased by 15.9 per cent compared to the previous quarter of 2020. As a response to the increase in cases of Coronavirus across Italy in October, the Government enacted a number of additional measures aimed at preventing the spread of Coronavirus, but also with a view to enabling businesses in sectors where the risk of spreading Coronavirus was lower, such as manufacturing and construction, to continue operating. This approach led to different performances between sectors, with businesses in industries that could not continue operating being more negatively affected. In light of this, the Government enacted a series of measures between October and December 2020 to support business in those industries that were most affected. For additional information regarding the measures enacted by the Government in connection with the Coronavirus pandemic see “Republic of Italy – Government measures enacted in response to the Coronavirus pandemic”. The 2021 Economic and Financial Document outlines the impact the Coronavirus pandemic had on the Italian economy in 2020:

•	Private sector consumption. Private sector consumption decreased by 10.7 per cent compared to 2019. This decrease was mainly due to the effects of the lockdown measures adopted by the Government in the first half of 2020, as well as a more prudent attitude of households, led by uncertainty over job security.

•	Household indebtedness. Household indebtedness as a percentage of disposable income increased to 63.6 per cent in the third quarter of 2020 and to 64.7 per cent in the fourth quarter of 2020, in each case compared to the previous quarter.

•	Construction. In 2020, investment in construction decreased by 6.3 per cent. This decrease was less than that recorded for other industries, likely due to the effect of Government measures aimed at supporting the construction sector. Housing transactions increased in the second half of 2020, following the decrease seen in the first half of 2020 as a result of the lockdown measures adopted by the Government. In line with the increase in housing transactions, house prices increased by 1.0 per cent in the third quarter of 2020, and by 1.6 per cent in the fourth quarter of 2020, in each case compared to the same quarter in 2019.

•	Manufacturing. The manufacturing sector suffered a large decline in production in 2020, despite recovering during the third quarter of 2020. Industrial production was also negatively impacted in 2020, with value add by sector decreasing by 10.3 per cent, though the impact varied across industries by the last quarter of 2020, with some industries recovering and exceeding levels (e.g. rubber, plastic materials and transportation means) and others still in significant decline (e.g. textiles, clothing, leather and footwear), in each case compared to the last quarter of 2019.

•	Services. Value add by the services sector decreased by 8.1 per cent in 2020. Commerce and hospitality were most negatively affected, showing significant decline compared to prior to the Coronavirus pandemic.

•	Employment and Labor. Government measures implemented in connection with the Coronavirus pandemic mitigated the negative effects on employment and labor of the economic slowdown and the measures enacted to control the spread of Coronavirus. Nonetheless, employment decreased by 2.8 per cent in 2020, with workers on fixed term contracts being most affected.

•	Prices and Wages. Wages decreased by 6.9 per cent in 2020 for employed workers. In 2020, inflation, as measured by the HICP, decreased by 0.1 per cent, mainly due to the increase in the cost of food being offset by a decrease in the cost of energy goods.

•	Foreign Trade. Imports and exports decreased by 12.6 per cent and 13.8 per cent, respectively in 2020, compared to 2019, both led by a strong decrease in both import and export of services. Exports decreased across all sectors other than pharmaceuticals and chemical-medicinal products, food, drink and tobacco, and agricultural goods.

The following table compares the main finance indicators included in the 2021 Stability Programme and the Update of the 2020 Economic and Financial Document.

Main Finance Indicators – 2021 Economic and Financial Document
v. Update of the 2020 Economic and Financial Document

	2020	2021	2022	2023
Nominal GDP growth rate
2021 Economic and Financial Document	(7.8)	5.2	5.6	3.8
Update of the 2020 Economic and Financial Document	(8.0)	5.8	4.2	2.8
Difference	(0.2)	(0.6)	1.4	1.0
Net Borrowing, as a % of GDP
2021 Economic and Financial Document	(9.5)	(11.8)	(5.9)	(4.3)
Update of the 2020 Economic and Financial Document	(10.8)	(7.0)	(4.7)	(3.0)
Difference	1.3	(4.8)	(1.2)	(1.3)
Public Debt, as a % of GDP
2021 Economic and Financial Document	155.8	159.8	156.3	155.0
Update of the 2020 Economic and Financial Document	158.0	155.6	153.4	151.5
Difference	(2.2)	4.2	2.9	3.5

Source: Ministry of Economy and Finance.

PUBLIC DEBT

General

The following table summarizes Italy’s public debt as of the dates indicated, that is mainly represented by debt incurred by the Treasury.

Total Public Debt(*)

	December 31,
	2016	2017	2018	2019	2020

Debt incurred by the Treasury:
Short term bonds (BOT)(1)	107,113	106,601	107,453	113,929	121,283
Medium- and long-term bonds (initially incurred or issued in Italy)	1,712,257	1,755,585	1,810,949	1,846,270	1,975,511
External bonds (initially incurred or issued outside Italy) (2)	39,240	35,589	32,399	36,867	45,090
Total Treasury Issues	1,858,609	1,897,776	1,950,802	1,997,066	2,141,884
Postal savings(3)	76,908	74,432	72,307	67,586	65,066

	December 31,
	2016	2017	2018	2019	2020
Treasury accounts(4)	154,064	159,012	107,084	159,706	163,863
Other debt incurred by:
ISPA (bonds and other loans)(5)	10,105	10,114	10,127	9,200	9,200
Central Government entities(6)	89,710	101,975	98,474	93,573	109,237
Other general Government entities(7)	96,251	86,065	142,189	82,811	84,136
Total public debt	2,285,647	2,329,374	2,380,982	2,409,942	2,573,386
as a percentage of GDP	134.8%	134.1%	134.4%	134.6%	155.8%
Liquidity buffer(8)	(34,835)	(29,323)	(35,078)	(32,918)	(42,475)
Total public debt net of liquidity buffer	2,250,811	2,300,051	2,345,904	2,377,024	2,530,911

(*)	Figures in this table have not been restated and, therefore, are not comparable to the figures in the table entitled “Selected Public Finance Indicators” in “Public Finance” and to the figures presented in the sections “Italian Economy” and “Public Debt”.
(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity up to twelve months.
(2)	Italy ordinarily enters into currency swap agreements for hedging purposes. The total amount of external bonds shown above takes into account the effect of these arrangements.
(3)	Postal savings are medium and long-term certificates issued by CDP that may be withdrawn by the holder prior to maturity with nominal penalties. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed part of the postal savings liabilities of CDP in the amount that is referred to in the table.
(4)	Treasury accounts are short- and medium-term deposit accounts held by non-central Government entities at the Treasury. Treasury accounts also include liabilities for Euro coins minted by Italy.
(5)	The liabilities of Infrastrutture S.p.A., or “ISPA,” in relation to the TAV project (high-speed railroad infrastructure), have been included in the Government debt since 2006, when such liabilities were assumed by the Government following their reclassification.
(6)	The line item includes all internal and external liabilities incurred by other central Government entities.
(7)	The line item includes all internal and external liabilities incurred by local authorities.
(8)	The line item includes all the funds of the Treasury deposited with the Bank of Italy and the sinking fund, which is mainly funded by privatization proceeds, as well as liquidity invested in the money market through operations on behalf of the Italian Treasury (“OPTES”). OPTES are overnight or very short-term transactions involving non collateralized deposits, conducted through auctions or bilateral trades undertaken between the Italian Ministry of Economy and Finance and OPTES counterparties.

Source: Ministry of Economy and Finance and Bank of Italy.

The table below shows the Italian Government’s forecasts of the debt-to-GDP ratio for the period 2020-2024. In 2020, Italy’s debt-to-GDP ratio increased by 21.2 per cent compared to 2019, reaching the highest amount on record at 155.8 per cent of GDP gross of euro area financial support and 152.3 per cent of GDP net of euro area financial support, mainly due to an increase in debt and a fall in GDP, as well as the direct and indirect effects of the Coronavirus pandemic on the Italian economy. Italy’s debt-to-GDP ratio (gross of euro area financial support) is expected to increase to 159.8 per cent and 156.3 per cent in 2021 and 2022, respectively.

Forecasted Debt-to-GDP Ratios

	2020	2021	2022	2023	2024
Public Debt, gross of euro area financial support	155.8	159.8	156.3	155.0	152.7

Source: Ministry of Economy and Finance.

The table below presents the percentage of total outstanding government bonds represented by fixed rate securities, the securities indexed to the inflation rate (BTP€i+BTP Italia) and floating rate securities as of December 31, 2018, 2019 and 2020, respectively.

Breakdown of Total Outstanding Government Bonds (in %)

	December 31,
	2018	2019	2020
Fixed rate securities	75.7	76.0	76.7
Securities indexed to the inflation rate (BTP€i+BTP Italia)	11.9	11.7	11.4
Floating rate securities	12.4	12.2	11.9
Total Outstanding Government Bonds	100	100	100

Source: Ministry of Economy and Finance.

Summary of Internal Debt

Internal debt is debt, payable in Euro, initially incurred or issued in Italy. Italy’s total internal public debt as of December 31, 2020 was €2,475,649 million, an increase of €153,899 million from December 31, 2019. The following table summarizes the internal public debt as of December 31 of each of the years indicated.

Internal Public Debt

	2016	2017	2018	2019	2020
	(Millions of euro)
Debt incurred by the Treasury:
Short-Term Bonds (BOT)(1)	107,113	106,601	107,453	113,929	121,283
Medium- and Long-Term Bonds
CTZ(2)	39,607	40,692	45,591	51,139	54,480
CCT(3)	134,707	132,936	128,876	125,586	126,552
BTP(4)	1,300,594	1,368,729	1,408,853	1,440,280	1,542,121
BTP Futura(5)					11,844
BTP€i(6)	147,337	146,847	155,175	151,707	163,464
BTP Italia(7)	90,012	66,381	72,454	77,558	77,050
Total	1,819,370	1,862,186	1,918,402	1,960,200	2,096,794
Postal savings	76,908	74,432	72,307	67,586	65,066
Treasury accounts(8)	154,064	159,012	107,084	159,706	163,863
ISPA loans(9)	500	500	500	500	500
Central Government entities	46,907	60,521	56,133	51,470	65,574
Other general Government entities	95,714	85,499	141,667	82,288	83,853
Total internal public debt	2,193,462	2,242,151	2,296,092	2,321,750	2,475,649
Liquidity buffer(10)	(34,835)	(29,323)	(35,078)	(32,918)	(42,475)
Total internal public debt net of liquidity buffer	2,158,627	2,212,828	2,261,014	2,288,832	2,433,174

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity up to twelve months.
(2)	CTZs (Certificati del Tesoro Zero-Coupon) are zero-coupon notes with maturities of twenty-four months.
(3)	CCTs (Certificati di Credito del Tesoro) are floating rate medium-term notes indexed to the six-month BOT rate with maturities of typically seven years and a semiannual coupon. The BOT rate is the interest rate at the BOT auction held at the end of the month prior to the one in which the coupons become payable. CCTs also include CCTEUs, which are indexed to six-month Euribor. As of December 31, 2017, no CCTs remain outstanding.
(4)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.
(5)	BTPs Futura are government bonds with semi-annual nominal coupons and maturities from 8 to 16 years, exclusively targeted to retail investors, with proceeds being entirely used to finance the measures adopted by the Government to counter the economic effects of the Coronavirus pandemic.
(6)	BTP€is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.
(7)	BTPItalia (Italian inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the Italian inflation rate, excluding tobacco. These notes were first issued by the Treasury in March 2012.
(8)	Treasury accounts are demand, short- and medium-term deposit accounts held by non-central Government entities at the Treasury. Treasury accounts also include liabilities for Euro coins minted by Italy.
(9)	The item includes the portion of debt incurred by ISPA in Italy, guaranteed by the State, in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples.
(10)	The item includes all the funds of the Treasury deposited with the Bank of Italy and the sinking fund, which is mainly funded by privatizations, as well as liquidity invested on the money market through OPTES. For additional information, see “Monetary System—Monetary Policy”.

Source: Ministry of Economy and Finance and Bank of Italy.

Summary of External Debt

External debt is debt initially incurred or issued in a currency other than Euro or outside Italy. Total external public debt as of December 31, 2020 was €97,737 million. Historically, Italy has not relied heavily on external debt. The following table summarizes the external public debt as of December 31 of each of the years indicated.

Summary of External Debt

	December 31,
	2016	2017	2018	2019	2020
	(Millions of euro)
External Treasury Bonds(1)	39,240	35,586	32,399	36,867	45,090
ISPA (bonds and loans)(2)	9,605	9,614	9,627	8,700	8,700
Central Government entities	42,803	41,454	42,341	42,103	43,663
Other general Government entities	536	566	522	522	283
Total external public debt	92,184	87,223	84,890	88,192	97,737

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.
(2)	The item includes the full amount of ISPA bonds and a portion of loans incurred by ISPA in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples.

Source: Ministry of Economy and Finance.

TABLES AND SUPPLEMENTARY INFORMATION

Floating Internal Debt (1) as of March 31, 2021

	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (3 months)	various	various	0
BOT (6 months)	various	various	38,500
Treasury accounts	floating	none	168,739
Total floating internal debt of the Treasury			207,239

Liquidity buffer	floating	none	(102,937)
Total floating internal debt net of liquidity buffer			104,302

(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance and Bank of Italy.

Funded Internal Debt(1) as of March 31, 2021

	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (12 months)	various	various	84,165
CTZ	various	various	59,679
CCT	various	various	129,552
BTP	various	various	1,595,690
BTP Futura	various	various	11,844
BTP€I	various	various	170,047
BTP Italia	various	various	77,156
Other funded internal debt	various	various	356,601
Total funded internal debt of the Treasury			2,484,734

(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more. This table does not include the loans under the SURE Facility. For further information on the SURE Facility see “Republic of Italy – EU measures enacted in response to the Coronavirus pandemic”.

Source: Ministry of Economy and Finance and Bank of Italy.

External Bonds of the Treasury as of March 31, 2021

The following table shows the external bonds of the Treasury issued and outstanding as of March 31, 2021

Original Currency Nominal Amount	Interest Rate	Initial Public Offerin g Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro

United States Dollar(1)(*)

$3,500,000,000	6.88%	98.73	September 27, 1993	September 27, 2023	$3,500,000,000	€2,985,074,627
$2,000,000,000	5.38%	98.44	February 27, 2003	June 15, 2033	$2,000,000,000	€1,705,756,930
$2,500,000,000	2.38%	99.72	October 17, 2019	October 17, 2024	$2,500,000,000	€2,132,196,162
$2,000,000,000	2.88%	99.09	October 17, 2019	October 17, 2029	$2,000,000,000	€1,705,756,930
$2,500,000,000	4.00%	99.62	October 17, 2019	October 17, 2049	$2,500,000,000	€2,132,196,162
$3,000,000,000	1.25%	99.64	November 18, 2020	February 17, 2026	$3,000,000,000	€2,558,635,394

					$15,500,000,000	€13,219,616,205

Euro (2)

€1,000,000,000	Floating	101.60	June 28, 1999	June 28, 2029	€905,000,000	€905,000,000
€150,000,000	Zero Coupon	100.00	February 20, 2001	February 20, 2031	€150,000,000	€150,000,000
€300,000,000	Floating	100.00	May 31, 2005	May 31, 2035	€300,000,000	€300,000,000
€395,000,000	3.75%	100.00	June 2, 2005	June 2, 2030	€395,000,000	€395,000,000
€300,000,000	Floating	100.00	June 28, 2005	June 28, 2021	€300,000,000	€300,000,000
€200,000,000	Floating	100.00	November 9, 2005	November 9, 2025	€200,000,000	€200,000,000
€192,000,000	4.42%	100.00	March 28, 2006	March 28, 2036	€192,000,000	€192,000,000
€215,000,000	Floating	100.00	May 11, 2006	May 11, 2026	€215,000,000	€215,000,000
€1,000,000,000	1.85% Inflation Indexed	99.80	January 5, 2007	September 15, 2057	€1,198,030,000	€1,198,030,000
€250,000,000	2.00% Inflation Indexed	99.02	March 30, 2007	September 15, 2062	€299,575,000	€299,575,000
€160,000,000	4.49%	99.86	April 5, 2007	April 5, 2027	€160,000,000	€160,000,000
€500,000,000	2.20% Inflation Indexed	98.86	January 23, 2008	September 15, 2058	€588,425,000	€588,425,000
€258,000,000	5.26%	99.79	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000
€250,000,000	4.85%	98.50	June 11, 2010	June 11, 2060	€250,000,000	€250,000,000
€125,000,000	4.10%	99.46	September 6, 2010	November 1, 2023	€125,000,000	€125,000,000
€125,000,000	4.20%	99.38	September 6, 2010	March 3, 2025	€125,000,000	€125,000,000
€150,000,000	4.45%	99.40	December 23, 2010	December 23, 2021	€150,000,000	€150,000,000
€500,000,000	2.85% Inflation Indexed	99.48	January 4, 2011	September 1, 2022	€559,375,000	€559,375,000
€2,259,500,000	6.07%	100.00	July 1, 2011	December 31, 2027	€1,014,865,975	€1,014,865,975
€230,000,000	4.20% Inflation Indexed	100.00	February 1, 2012	July 25, 2042	€250,368,800	€250,368,800
€437,500,000	3.44%	100.00	February 13, 2012	December 31, 2024	€15,718,983	€15,718,983
€500,000,000	4.75%	99.85	May 28, 2013	May 28, 2063	€500,000,000	€500,000,000
€500,000,000	5.05%	99.53	September 11, 2013	September 11, 2053	€500,000,000	€500,000,000
€250,000,000	2.97% Inflation Indexed	100.00	January 24, 2014	January 24, 2044	€262,492,500	€262,492,500
€1,000,000,000	1.51% Inflation Indexed	100.00	October 15, 2014	September 15, 2028	€1,050,390,000	€1,050,390,000
€1,000,000,000	1.86%	100.00	February 2, 2015	February 2, 2028	€1,000,000,000	€1,000,000,000

Original Currency Nominal Amount	Interest Rate	Initial Public Offerin g Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
€500,000,000	2.19%	100.00	February 2, 2015	February 2, 2032	€500,000,000	€500,000,000
€300,000,000	1.19% Inflation Indexed	96.02	February 18, 2015	February 18, 2043	€314,541,000	€314,541,000
€500,000,000	1.77%	94.21	March 5, 2015	March 5, 2029	€500,000,000	€500,000,000
€500,000,000	2.00%	92.16	March 5, 2015	September 5, 2032	€500,000,000	€500,000,000
€500,000,000	1.67%	100.00	May 6, 2015	May 6, 2028	€500,000,000	€500,000,000
€700,000,000	2.13%	100.00	May 22, 2015	May 22, 2027	€700,000,000	€700,000,000
€636,000,000	1,48% Inflation Indexed	100.00	May 4, 2016	May 4, 2046	€674,077,320	€674,077,320
€700,000,000	1.91%	100.00	May 18, 2016	May 18, 2029	€800,000,000	€800,000,000
€800,000,000	1.90%	100.00	June 22, 2016	June 22, 2031	€700,000,000	€700,000,000
€900,000,000	1.45%	100.00	October 17, 2016	April 17, 2027	€900,000,000	€900,000,000
€801,000,000	0.91% Inflation Indexed	100.00	December 2, 2019	September 1, 2039	€798,856,000	€798,856,000
€1,400,000,000	5.35%	100.00	January 27, 2020	January 27, 2048	€1,400,000,000	€1,400,000,000
€2,000,000,000	Zero Coupon	99.40	April 22,2020	May 5, 2021	€2,000,000,000	€2,000,000,000
€2,000,000,000	Zero Coupon	99.79	May 5, 2020	April 28, 2021	€2,000,000,000	€2,000,000,000
€2,000,000,000	Zero Coupon	99.89	May 22,2020	June 9, 2021	€2,000,000,000	€2,000,000,000
€725,000,000	Floating	100.00	December 2, 2020	December 2, 2040	€725,000,000	€725,000,000

					€25,976,715,578	€25,976,715,578
Euro Ispa Bonds(3)

€3,250,000,000	5.12%	98.93	February 6, 2004	July 31, 2024	€3,250,000,000	€3,250,000,000
€2,200,000,000	5.20%	105.12	February 6, 2004	July 31, 2034	€2,200,000,000	€2,200,000,000
€850,000,000	Floating	100.00	March 4, 2005	July 31, 2045	€850,000,000	€850,000,000
€1,000,000,000	Floating	100.00	April 25, 2005	July 31, 2045	€1,000,000,000	€1,000,000,000
€300,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€300,000,000	€300,000,000
€100,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€100,000,000	€100,000,000

					€7,700,000,000	€7,700,000,000
Pound Sterling(4)(*)

£1,500,000,000	6.00%	98.56	August 4, 1998	August 4, 2028	£1,500,000,000	€1,760,377,425
£250,000,000	5.25%	99.47	July 29, 2004	December 7, 2034	£250,000,000	€293,396,237
					£1,750,000,000	€2,053,773,662
Japanese Yen(5)(*)

¥25,000,000,000	0.88%	100	March 29, 2019	March 29, 2023	¥25,000,000,000	€192,440,921
					¥25,000,000,000	€192,440,921
TOTAL OUTSTANDING						€49,142,546,366

(1)	U.S. dollar amounts have been converted into euro at $1.1725/€1.00, the exchange rate prevailing at March 31, 2021.
(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.
(3)	Bonds issued by Infrastrutture S.p.A.
(4)	Pounds Sterling amounts have been converted into euro at £0.85209/€1.00, the exchange rate prevailing at March 31, 2021.
(5)	Japanese Yen amounts have been converted into euro at ¥129.91/€1.00, the exchange rate prevailing at March 31, 2021.
(*)	The above exchange rates are based on the official exchange rates of the Bank of Italy.

Source: Ministry of Economy and Finance.

	As of March 31, 2021
Currency	Before Swap (in %)	After Swap (in %)
US Dollars	26.90	3.84

	As of March 31, 2021
Currency	Before Swap (in %)	After Swap (in %)
Euro(1)	68.53	95.58
Pounds Sterling	4.18	0.59
Japanese Yen	0.39	-
Total External Bonds (in millions of Euro)	49,142.55	49,998.40

(1)	Including Euro ISPA Bonds.

Source: Ministry of Economy and Finance.

As of January 31, 2021, the holdings of General Government debt were as follows (in millions): the Bank of Italy held €566,633, other MFI held €666,856, other resident financial institutions held €362,902, other residents held €230,958, and non residents held €779,568.19